February 24, 2020

Joerg Hornstein
Chief Financial Officer
AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

       Re: AC Immune SA
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 19, 2019
           File No. 001-37891

Dear Mr. Hornstein:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences